Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-170507) on Form S-8 of ServisFirst Bancshares, Inc. of our reports dated March 12, 2013, with respect to the consolidated Balance Sheets of ServisFirst Bancshares, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 Annual Report on Form 10-K of ServisFirst Bancshares, Inc.

/s/ KPMG LLP

Birmingham, Alabama

March 12, 2013